saft

05012510

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2005
WASH. D.C.
185

RE: Saft Groupe S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)
File No. 82-34897

SUPPL

Dear Sir or Madam,

On behalf of Saft Groupe S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders.

- **Interim report 2005**

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at +33 1 49 93 17 77, jill.ledger@saftbatteries.com - should you have any questions or require further information. Finally, I would greatly appreciate your acknowledging receipt of this letter [and the enclosure] by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, envelope.

Yours faithfully

PROCESSED
NOV 15 2005
THOMSON
FINANCIAL

Jill Ledger
Corporate Communication
and Investor Relations Director

Saft Groupe S.A.
2005 interim report



saft

October 25, 2005

Contents

BUSINESS REVIEW

Business review

Saft, world specialist in the design and manufacture of high technology batteries for industry, delivered a solid first half year performance:

- First half sales were €294.1 million, compared with €304.3 million in the first half of 2004. This is a decline of 3.4%, or 1.5% at constant exchange rates.

- Headline results are as follows (after adjusting for non-recurring items relating to the acquisition by the Doughty Hanson Funds in 2004 and the IPO in 2005):

  - Gross profit was €91.6m (31.1% of sales), compared with €93.5m (30.8% of sales) in 2004.

  - EBITDA totalled €60.0 million (20.4% of sales), compared with €60.7 million in H1 2004 (19.9% of sales).

  - Net income from operations totalled €46.1 million (15.7% of sales) compared with €48.4 million (15.9% of sales) in H1 2004.

  - Net income was €11.5 million, compared with €18.5 million in 2004.

Consolidated results - first half 2005

The financial statements are published in compliance with IFRS. The results include the consequences of the IPO of Saft, which took place on 30 June 2005. The associated refinancing took place on 5 July 2005 and has therefore been excluded, as have the associated refinancing costs, which will be reported in H2.

€ m	**H1 2005**	**H1 2004**
Sales (at actual rates)	294.1	304.3
Sales (at constant rates)	294.1	298.7
Gross profit	91.6	82.4
Gross profit (excluding non-recurring)	91.6	93.5 **
Gross profit % (excluding non-recurring)	*31.1%*	*30.7%*
EBITDA ****	53.7	45.4
EBITDA (excluding non-recurring)	60.0 *	60.7 ***
EBITDA % (excluding non-recurring)	*20.4%*	*19.9%*
Net income from operations	39.8	33.1
Net income from operations (excluding non-recurring)	46.1 *	48.4 ***
Net income from operations % (excluding non-recurring)	*15.7%*	*15.9%*
Net income	5.2	3.2
Net income (excluding non-recurring)	11.5 *	18.5 ***

** excludes 2005 non-recurring IPO costs of € 6.3m*
*** excludes 2004 non-recurring € 11,1m write-down of inventories*
**** excludes 2004 non-recurring € 11,1m write-down of inventories and LBO costs of € 4,1m*
***** EBITDA refers to Net income from operations, calculated before depreciation, amortisation, restructuring costs and other income/expenses*

Results by division

€m	H1 2005			H1 2004			
	Sales**	EBITDA*** margin	EBITDA margin %	Sales*	Sales**	EBITDA*** margin	EBITDA margin %
SBG	132.3	32.6	24.6%	137.9	141.6	34.0	24.0%
IBG	116.9	30.7	26.3%	110.2	111.7	26.3	23.5%
RBS	44.9	1.2	2.7%	50.6	51.0	3.2	6.3%
Other		(4.5)				(2.8)	
Total	**294.1**	**60.0**	**20.4%**	**298.7**	**304.3**	**60.7**	**19.9%**

** Sales at constant rates*
*** Sales at actual rates*
**** EBITDA at actual rates and excluding non-recurring costs*

Specialty Battery Group

- The anticipated military lithium sales decline began in Q2.
- There have been significant developments in new defence systems for new technology batteries in the US.
- Saft has won contracts for Li-ion batteries for satellites in the US.
- The EBITDA margin benefited from cost-cutting initiatives begun in 2004, including the closure of the Friwo facility in Germany and the relocation of its activities to other Saft sites.

Industrial Battery Group

- The IBG division had a very strong half year, increasing sales by 6.1% (at constant rates).
- The industrial standby and railway markets were strong.
- Saft has won its first contracts for new technology batteries for hybrid tramways.
- Saft signed the Airbus A 400 M contract
- A strong increase in EBITDA margin was delivered due to higher sales and gross margin, coupled with a reduction in operating expenses.

Rechargeable Battery Systems

- Market conditions remained unfavourable for RBS.
- In particular, sales were lower in the telecom and consumer segment, reflecting the continuing strategy of exiting this low margin segment.
- Operating costs have been reduced in the Rechargeable Battery Systems division, partly offsetting the reduction in sales.

Saft continued its high levels of investment in R&D, reflecting the commitment to new technologies and optimising existing technologies for new applications.

Refinancing

Net debt at 30 June 2005 was € 422.1m. Subsequent to the half year end, on 5 July 2005, the bank debt was refinanced using a combination of certain cash balances, and the net proceeds of the capital increase. Following the refinancing, borrowings comprised 5 year term debt of € 167m and $270m, with the first repayments due in January 2008 plus additional revolving facilities of €30m. These facilities were successfully syndicated on 2 September 2005.

The table below shows an analysis of net debt as at 30 June 2005, (i.e. prior to the debt refinancing) and what net debt would have been had the refinancing taken place on 30 June 2005 (using the same exchange rates).

€ m	Pre Refinancing	Post Refinancing
Borrowings - non current		
Bank debt	(456.6)	(390.8)
Other debt	(2.4)	(2.4)
	(459.0)	(393.2)
Borrowings - current		
Bank debt	(14.3)	0.0
Other debt	(0.1)	(0.1)
	(14.4)	(0.1)
Cash balances	51.3	27.2
Net debt	(422.1)	(366.1)

Outlook

Trading in the first half-year has been driven by a very strong performance in the Industrial Battery Group and the Specialty Battery Group performing broadly in line with expectations.

For the full year, sales will be impacted by a slow down to the US military, where demand during the remainder of the year is currently lower than expected. The Rechargeable Battery Systems division continues to encounter challenging market conditions. With strong growth in the IBG division, Saft anticipates that combined sales for the IBG and SBG divisions will be flat, whilst sales in the RBS division are likely to be approximately 10% below the 2004 total.

Across the Group, planned cost reductions in H1 have been successfully implemented, enabling underlying profitability to increase. Based on these results the Group is on track to meet its year-end EBITDA margin targets.

The first half has seen heightened interest in the hybrid vehicle market for new technology batteries, driven by the oil price and environmental regulations. Thanks to our technology, Saft is well positioned to exploit this market. On 11th October, we announced the signature of a Memorandum of Understanding with Johnson Controls to create a joint venture in the hybrid and electric vehicle market with NiMH and Li-ion batteries.

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2005

Contents

Interim consolidated balance sheet

ASSETS

in € million	Note	At June 30, 2005	At December 31, 2004
ASSETS			
Non-current assets			
Property, plant and equipment, net	7	104.7	102.6
Assets held under finance leases	7	3.3	3.4
Investment properties	7	0.8	0.8
Goodwill	8	120.8	111.4
Intangible assets, net	9	252.8	255.5
Investments in related undertakings	10	0.4	0.4
Deferred tax assets	20	15.2	12.3
Financial receivables	11	1.3	1.3
		499.3	487.6
Current assets			
Inventories	12	66.5	72.6
Amounts due from shareholders	13	83.0	-
Trade and other receivables	14	126.0	112.6
Derivative instruments	15	1.7	-
Cash and cash equivalents	16	51.3	92.1
		328.5	277.3
Total assets		**827.8**	**764.9**

LIABILITIES AND EQUITY

in € million	Note	At June 30, 2005	At December 31, 2004
SHAREHOLDERS' EQUITY	17		
Share capital		18.5	11.0
Share premium		14.1	-
Translation reserve		3.1	2.1
Fair value reserve		1.9	-
Consolidated reserves and retained earnings		12.3	6.6
Total shareholders' equity		49.9	19.7
LIABILITIES			
Non-current liabilities			
Contingent advances		5.2	5.0
Debt	18	459.0	440.3
Other non-current liabilities	19	3.3	3.3
Deferred tax liabilities	20	56.7	57.8
Pensions and other long-term employee benefits	21	19.9	19.1
Provisions for liabilities and charges	22	50.1	51.1
		594.2	576.5
Current liabilities			
Trade and other payables	23	131.7	133.3
Taxes payable		10.3	2.1
Debt	18	14.4	10.4
Derivative instruments	15	2.6	-
Pensions and other long-term employee benefits	21	2.2	1.8
Provisions for liabilities and charges	22	22.5	21.2
		183.7	168.7
Total liabilities and equity		**827.8**	**764.9**

Interim consolidated income statement

in € million	Note	Six months ended: June 30, 2005	June 30, 2004
Revenues		294.1	304.3
Cost of sales	24	(202.5)	(221.9)
Gross profit		**91.6**	**82.4**
Distribution and selling expenses	24	(16.2)	(17.2)
Administrative expenses	24	(19.6)	(20.2)
Transaction expenses	24	(6.3)	(4.1)
Research expenses	24	(2.9)	(2.0)
Development expenses	24	(6.6)	(5.8)
Restructuring expenses	25	(0.3)	(0.9)
Other operating income/expenses	26	0.1	0.9
Net income from operations		**39.8**	**33.1**
Net financial expense	27	(26.2)	(18.0)
Net income before tax		**13.6**	**15.1**
Income taxes	20	(8.4)	(11.9)
Net income for the period		5.2	3.2
Net income attributable to Group shareholders		5.2	3.2
Basic earnings per share (in euros)	28	0.282	0.175
Diluted earnings per share (in euros)	28	0.282	0.175

Interim statement of changes in consolidated shareholders' equity

in € million	Note	Share capital	Share premium	Fair value reserve	Translation reserve	Consolidated reserves & retained earnings	Shareholders' equity
Balance at January 1, 2004		**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Translation adjustment		-	-	-	(2.0)	-	(2.0)
Gains/losses recognized directly in equity		-	-	-	(2.0)	-	(2.0)
Net income for the period		-	-	-	-	3.2	3.2
Total recognized income for the period		-	-	-	(2.0)	3.2	1.2
Share issues		11.0	-	-	-	-	11.0
Balance at June 30, 2004		**11.0**	**0.0**	**0.0**	**(2.0)**	**3.2**	**12.2**
Balance at July 1, 2004		**11.0**	**0.0**	**0.0**	**(2.0)**	**3.2**	**12.2**
Translation adjustment		-	-	-	4.1	-	4.1
Gains/losses recognized directly in equity		-	-	-	4.1	-	4.1
Net income for the period		-	-	-	-	3.4	3.4
Total recognized income for the period		-	-	-	4.1	3.4	7.5
Balance at December 31, 2004		**11.0**	**0.0**	**0.0**	**2.1**	**6.6**	**19.7**
Impact of IAS 32/IAS 39 at January 1, 2005	5	-	-	2.2	-	0.5	2.7
Balance at January 1, 2005		**11.0**	**0.0**	**2.2**	**2.1**	**7.1**	**22.4**
Initial share capital of Saft Groupe S.A.		0.2	-	-	-	-	0.2
Transfer of Saft Finance to Saft Groupe S.A.	17	15.0	129.9	-	-	-	144.9
Accounting treatment of reverse acquisition	17	(11.0)	(193.0)	-	-	-	(204.0)
Share issue subsequent to initial public offering (incl. issue reserved for employees)		3.3	77.2	-	-	-	80.5
Changes in fair value, net of tax							
- cash flow hedges	17	-	-	(0.3)	-	-	(0.3)
Translation adjustments		-	-	-	1.0	-	1.0
Gains/losses recognized directly in equity		-	-	(0.3)	1.0	-	0.7
Net income for the period		-	-	-	-	5.2	5.2
Total recognized income for the period		-	-	(0.3)	1.0	5.2	5.9
Balance at June 30, 2005		**18.5**	**14.1**	**1.9**	**3.1**	**12.3**	**49.9**

Interim consolidated statement of cash flows

in € million	Note	Six months ended June 30, 2005	Six months ended June 30, 2004
Operating activities			
Cash flow from operations	29	33.6	35.7
Interest paid		(17.3)	(8.9)
Taxes paid		(1.6)	(7.5)
Net cash provided by operating activities		14.7	19.3
Investing activities			
Acquisition of subsidiaries, net of cash acquired		-	(382.8)
Purchase of fixed assets used in production		(12.5)	(10.6)
Proceeds on disposals of fixed assets used in production		0.1	1.0
Proceeds on disposals of available-for-sale financial assets		-	0.2
Purchases of short-term securities		(0.1)	-
Interest received		4.7	0.4
Net cash used in investing activities		(7.8)	(391.8)
Financing activities			
Issuance of shares or reductions in share capital		(58.9)	12.2
New debt contracted		19.6	299.2
Debt repayments		(10.0)	(14.0)
Increase/(decrease) in long-term debt		-	115.7
Increase/(decrease) in other long-term liabilities		0.1	0.3
Net cash provided by/(used in) financing activities		(49.2)	413.4
Net change in cash and equivalents		(42.3)	40.9
Cash and bank overdrafts at start of period		92.1	(2.3)
Foreign exchange gain/(loss) on liquid assets and bank overdrafts		1.5	0.1
Liquid assets and bank overdrafts at end of period		**51.3**	**38.7**

Notes to the interim consolidated financial statements

Note 1 Information about the company

Saft Groupe S.A. (the "Company", and collectively with its consolidated subsidiaries the "Group" or "Saft") was formed in March 2005 by investment funds managed by Doughty Hanson & Co. Limited (the "Doughty Hanson Funds") to bring together, under the control of a company organised under French law, the operating subsidiaries of the Saft group acquired directly or indirectly by Saft Finance Sarl (a company formed under Luxembourg law in connection with the January 2004 acquisition of the operational entities of the Saft group by the Doughty Hanson Funds from Alcatel).

All the shares in Saft Finance Sarl were transferred to the Company (the "Reorganisation"), such that all Saft group operating entities were owned by the Company prior to the admission of the Company's shares to trading on the Eurolist market of Euronext Paris.

A general shareholders' meeting of the Company held on May 12, 2005, approved in principle the issuance of shares as part of the Reorganisation, in consideration for the transfer to the Company of all the shares of Saft Finance Sarl. Final completion of the Reorganisation and of the associated share issue was confirmed at a second ordinary and extraordinary general shareholders' meeting held on June 29, 2005.

The Management Board also met on June 29, 2005, and decided to set a subscription price of €26 for the shares offered in connection with the initial public offering of the Company on the Eurolist market of Euronext Paris.
Acting under powers granted by the ordinary and extraordinary general meeting of the Company's shareholders held on June 29, 2005, the Management Board then increased the share capital by issuance to the public of 3,269,230 shares with a par value of €1, and confirmed the amount of share premium as €81,730,750.

After the initial public offering, the Doughty Hanson Funds hold 36.6% of the capital of Saft Groupe S.A.

On September 28, 2005, the Management Board approved and authorized publication of the interim consolidated financial statements of Saft Groupe.

Saft is a world specialist in the design and manufacture of high-tech batteries for industry. Saft batteries are used in high performance applications such as industrial infrastructure and processes, transportation, space and defence. Saft is the world's leading manufacturer of nickel-cadmium batteries for industrial applications and of primary lithium batteries for a wide range of end markets. The group is also the European leader for specialised advanced technologies for the defence and space industries. With approximately 4,000 employees worldwide, Saft is present in 17 countries. Its 16 manufacturing sites and extensive sales network enable the group to serve its customers worldwide.

The parent company of the Group is Saft Groupe S.A., whose registered office is at 12 rue Sadi Carnot, 93170 Bagnolet, France.

Note 2 Accounting policies

2.1) Basis of preparation of the consolidated financial statements

Pursuant to European Regulation 1606/2002 of July 19, 2002 on international accounting standards, the consolidated financial statements of Saft Groupe S.A. for the year ending 31 December 2005 will be prepared in accordance with the International Financial Reporting Standards as endorsed by the European Union. The interim consolidated financial statements have been prepared in accordance with the disclosure, recognition and measurement rules contained in the standards issued by the International Accounting Standards Board (International Accounting Standards – "IAS" and International Financial Reporting Standards – "IFRS", collectively "IFRS") and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as endorsed by the European Union as at 30 June 2005 and in accordance with IAS 34: Interim financial reporting. The interim financial statements include comparatives for the year ended December 31, 2004 and the six months ended June 30, 2004, restated to comply with the above rules, with the exception of IAS 32 and IAS 39 which have been applied with effect from January 1, 2005, as permitted by IFRS 1.

The basis for the preparation of the consolidated financial statements for the six months ended June 30, 2005 takes into account options that the Group will likely choose to apply for the first consolidated IFRS financial statements for the year ending 31 December 2005.

Consequently, the comparative information which will be presented in the consolidated financial statements for the year ending December 31, 2005 and in the 2006 interim consolidated financial statements may differ from the information included in the accompanying interim consolidated financial statements.

The financial statements have been prepared in accordance with the historical cost convention, except for financial assets and liabilities (including derivative instruments) that are measured at fair value through profit or loss.

The reorganization that took place prior to the initial public offering, which involved the transfer of the shares of Saft Finance Sarl to Saft Groupe S.A., qualifies as a reverse acquisition under IFRS 3, with assets and liabilities recognized and measured at their pre-combination carrying amounts. The consolidated financial statements of Saft Groupe S.A. have therefore been prepared on the basis of ongoing operations including operations recorded by Saft Finance Sarl and its subsidiaries since January 1, 2004, and IFRS have been applied as from January 1, 2004 to the financial statements of Saft Finance Sarl in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards) based on IFRS and IFRIC interpretations that were published and applicable at that date.

The acquisition of the battery operations of the Alcatel group, and the transfer of these activities to the Doughty Hanson Funds, were completed on January 14, 2004. In the financial statements, property, plant and equipment and intangible assets were remeasured at fair value as of this date in accordance with an independent expert's valuation. This remeasurement was in compliance with IFRS 3. The depreciation/amortization periods of these assets were adjusted to reflect their estimated residual useful lives.

The transfer of the shares of Saft Finance Sarl to Saft Groupe S.A., approved on May 12, 2005, resulted in the remeasurement of the Saft Finance Sarl shares. In the consolidated financial statements, this remeasurement has been eliminated so as to preserve the assets and liabilities at their pre-combination carrying amounts.

The consolidated financial statements have been prepared using the accounting policies described below.

Unless otherwise indicated, the consolidated financial statements are presented in millions of euros.

2.2) Consolidation methods

The interim consolidated financial statements include the financial statements of Saft Groupe S.A. and its subsidiaries prepared as of June 30, 2005. The financial statements of these subsidiaries have been adjusted to bring them into conformity with Group accounting policies.

Subsidiaries are consolidated from the date on which the Group takes control of the entity until the date on which control of the subsidiary is transferred outside the Group. Companies under exclusive control are fully consolidated. When exclusive control of a company is acquired, its identifiable assets and liabilities are remeasured at fair value. Any residual excess of purchase cost over the fair value of the acquiree's assets and liabilities is recognized as goodwill (see note 2.5).

Jointly-controlled undertakings are accounted for using the proportionate consolidation method, under which the consolidated financial statements include Saft's share of the jointly-controlled assets and jointly-incurred liabilities, and of the income and expenses of the jointly-controlled undertakings.

The equity method is used to account for all other companies over which the Group exercises significant influence, which is presumed to exist when the percentage of voting rights held by the Group exceeds 20%.

Material intercompany transactions are eliminated on consolidation. Intercompany losses are not eliminated unless the value of the assets transferred exceeds their recoverable amount.

2.3) Segment information

A business segment is a distinguishable component of an enterprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of an enterprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The business segment is the primary reporting format used by Saft, and the geographical segment is the secondary format. Saft's operational activities are managed separately according to the nature of the products sold and the services provided.

2.4) Foreign currency translation

Items recognized in the financial statements of each individual Group entity are measured using the currency of the principal economic environment in which the entity operates (the functional currency). The consolidated financial statements of Saft are presented in euros, which is the functional and presentation currency of the Group.

Transactions expressed in foreign currencies are initially recorded in the functional currency of the entity using the exchange rate at the date of the transaction. At the balance sheet date, monetary assets and liabilities expressed in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. All translation differences are recognized in the income statement.

The balance sheets of companies located outside the euro zone (i.e. whose functional currency is not the euro) are translated into euros using the exchange rate at the balance sheet date, and their income statements and statements of cash flows are translated into euros using an average exchange rate for the period. Translation differences arising on the Group's net investments in foreign entities, and on debt and other currency instruments designated as hedges of such investments, are taken to shareholders' equity under "Translation reserves". On the disposal of a foreign entity, these translation differences are recognized in the income statement as an increase or decrease in the gain or loss on disposal. Goodwill and other fair value adjustments arising on acquisitions of foreign entities are treated as assets or liabilities of that entity and are translated at the closing rate.

The table below shows the main exchange rates used in the preparation of the consolidated financial statements. The closing rate is used in the preparation of the balance sheet, and the average rate for the period is used in the preparation of the income statement:

	June 30, 2005		December 31, 2004		June 30, 2004	
	Average rate for the period	Closing rate	Average rate for the period	Closing rate	Average rate for the period	Closing rate
Norwegian krone	8.15	7.93	8.37	8.24	8.45	8.28
Swedish krona	9.13	9.37	9.12	9.02	9.17	9.15
Czech koruna	30.07	29.79	31.89	30.46	32.46	31.66
US dollar	1.29	1.21	1.24	1.36	1.23	1.21
Australian dollar	1.67	1.56	1.69	1.75	1.66	1.74
Singapore dollar	2.12	2.01	2.10	2.23	2.08	2.07
Pound sterling	0.69	0.66	0.68	0.71	0.67	0.67

2.5) Property, plant and equipment and intangible assets

In accordance with IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets), assets are capitalized if the cost of the asset can be measured reliably and it is probable that the future economic benefits attributable to the asset will flow to the Group.

Property, plant and equipment

Items of property, plant and equipment are initially recognized at historical cost of acquisition or production.

The historical cost of property, plant and equipment is reduced by accumulated depreciation and by recognized impairment losses. Depreciation is usually charged over the estimated useful life for the relevant asset category. The principal useful lives applied by the Group are as follows:

Buildings used for administrative and selling activities	20 to 40 years
Buildings and industrial plant	
. industrial buildings	20 to 25 years
. industrial buildings held under finance leases	15 years
. infrastructure works	10 to 20 years
. technical installations, plant and tooling	5 to 10 years
. exception: small tools	3 years

The Group applies the straight-line method of depreciation. Depreciation is calculated on the basis of acquisition cost or production cost net of any residual value. Other than in some exceptional cases, the Group's property, plant and equipment has no residual value.

The initial and residual useful lives of assets are reviewed at each balance sheet date, and adjusted if necessary.

Items of property, plant and equipment are derecognized on retirement or disposal. Any gain or loss arising from the derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in the income statement in the period in which the asset is derecognized.

Investment properties

Investment properties are properties held to generate rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, for administrative purposes, or for sale in the ordinary course of business.

Investment properties are recognized as an asset when it is probable that the future economic benefits attributable to the property will flow to the Group and the cost of the property can be measured reliably.

Investment properties are accounted for using the cost model.

Goodwill

At the acquisition date, goodwill is initially measured at cost, equivalent to the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's pre-combination identifiable assets and liabilities.

Goodwill is not amortized. Instead, it is allocated to the cash-generating units (CGUs) to which it relates and tested for impairment annually. The methodology used primarily involves comparing the recoverable amount of each CGU with the net assets (including goodwill) of that CGU. Recoverable amounts are determined largely on the basis of 3-year discounted projections of future cash flows generated by operations, plus a terminal value discounted at the Group's cost of capital. Any impairment losses identified are charged to the income statement and included in the calculation of net income from operations. Impairment losses recognized against goodwill may not be reversed.

Intangible assets

On the acquisition of the battery operations of the Alcatel group and the transfer of control over these activities to the Doughty Hanson Funds in January 2004, part of the acquisition price was allocated to:
- brand names;
- customer lists by product line;
- research and development projects, via the valuation of existing technologies.

Brand names were valued using the same royalty-based method as is applied to the valuation of technologies, and are not amortized.

The value attributed to customer lists was the present value of future additional profits generated by the list over the remaining life of the commercial relationship. The resulting asset is amortized over these remaining lives, which are as follows:

Specialty Batteries Group – 20 years
Industrial Batteries Group – 14 years

Saft owns an extensive portfolio of technologies thanks to its substantial R&D capacity, 75% of which is devoted to product development and certification. Most Saft technologies are protected because of their strategic importance. On the acquisition of the battery operations of the Alcatel group, Saft's technologies were valued using the royalty method, which involves estimating the value of the royalties Saft would have to pay a third party to use the technologies.

The amortization period for each technology was determined on the basis of its maturity and commercial prospects. The periods used are:

Technology:
- Lithium Ion – 21 years
- Primary Lithium – 11 years
- Nickel Cadmium – 11 years
- Other Technologies – 4 years
- Nickel Metal Hydride – 7 years

Impairment:

Intangible assets which have an indefinite useful life and are not amortized are tested for impairment annually, or whenever events or changes in market conditions indicate that they might be impaired. Amortizable intangible assets and depreciable items of property, plant and equipment are also tested for impairment whenever events or changes in market conditions indicate that they might be impaired. Impairment tests involve comparing the carrying amount of an asset with the undiscounted future operating cash flows expected from that asset. If the test shows that these estimated future cash flows are less than the carrying amount, the Group takes account of the effect on future cash flows of alternative strategies, such as restructuring the company in question. If there is still a shortfall, an impairment loss is recognized in the form of a provision, reducing the carrying amount of the asset to its value as measured by reference to discounted future operating cash flows (or, if it can be determined, to its fair value).

Development expenditure

Research and development expenditure is recognized as an expense in the period in which it is incurred, except for some development expenditure that is capitalized as an intangible asset in accordance with IAS 38 when all of the following six criteria are met:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- the existence of a market for the output of the intangible asset;
- the availability of adequate technical, financial and human resources to complete the development;
- the ability to measure the expenditure attributable to the intangible asset during its development reliably.

The cost of a capitalized development project is the sum of expenditure incurred from the date when the project first meets the six criteria listed above. Development expenditure initially recognized as an expense is not capitalized in subsequent periods.

Capitalized development expenditure is amortized over:

- the useful life (of a process) or the commercial life (of a product), if this can be determined; or,
- the life of the underlying technology.

Amortization of capitalized development expenditure does not start until the related product begins to be sold.

Capitalized development expenditure is generally amortized over a period of between 3 and 21 years. These periods are reviewed annually, and any adjustments required as a result are recognized prospectively.

Billable research and development expenditure incurred under a contract with a customer is included in long-term contract work in process.

Finance leases

Fixed assets acquired under finance leases (as defined in IAS 17) are capitalized in the balance sheet at cost on the date of acquisition and depreciated over the estimated useful life of the relevant type of asset. The debt arising from the acquisition is recognized as a liability in the balance sheet. In the income statement, the lease payments are recorded as interest expense on the debt and depreciation expense on the asset.

2.6) Investments in related undertakings

Under IAS 39 (Financial Instruments), participating interests in non-consolidated undertakings qualify as available-for-sale financial assets, and are therefore measured at fair value. In the case of quoted securities, fair value is the quoted market price. If fair value cannot be measured reliably, the investment is measured at cost. Changes in fair value are taken directly to shareholders' equity. If there is objective evidence that a financial asset is impaired, a provision for impairment is recognized via the income statement. If the impairment loss decreases in future, the provision is released to shareholders' equity in the case of equity securities (release to profit or loss is permissible in the case of debt securities).

Loans are initially recognized at fair value, and subsequently measured at amortized cost. If there is objective evidence that a loan is impaired, a provision for impairment is recorded. The impairment loss, equal to the excess of the carrying amount of the loan over its recoverable amount, is recognized in the income statement; it is reversible if the carrying amount increases in the future.

The Group reviews its investments in non-consolidated undertakings and other financial assets at each balance sheet date if there is objective evidence of impairment.

2.7) Financial receivables

These mainly comprise deposits and caution money paid.

2.8) Inventories

Inventories and industrial work in process are measured at the lower of cost (including indirect production costs) or net realizable value. Cost is usually calculated using the weighted average cost method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2.9) Trade receivables

Trade receivables are measured at fair value net of any provisions for impairment.
A provision for impairment of trade receivables is recorded when it becomes probable that a receivable will not be collected in full. The impairment loss is recognized in the income statement.

2.10) Cash and cash equivalents

Cash and cash equivalents as shown in the consolidated statement of cash flows comprise cash at bank and in hand plus short-term investments that are liquid and easily convertible into a measurable amount of cash. Bank overdrafts are treated as financing and hence are excluded from cash and cash equivalents.

The same definition also applies to cash and cash equivalents as shown in the balance sheet.

In accordance with IAS 39 (Financial Instruments), short-term investment securities are measured at fair value. Changes in the fair value of securities classified as held for trading are taken to profit or loss without exception. In the case of available-for-sale securities, changes in fair value are taken directly to shareholders' equity, or to the income statement if there is objective evidence that the securities are impaired.

2.11) Share capital

Ordinary shares are classified in "Share capital". Costs incurred on new share issues are offset against the issue proceeds, net of taxes.

2.12) Contingent advances

Contingent advances consist of reimbursable government research subsidies.

2.13) Debt

All debt is initially recognized at cost, which is the fair value of the consideration received net of transaction costs. Subsequent to initial recognition, interest-bearing debt is measured at amortized cost using the effective interest method. Amortized cost is calculated taking into account all issuance costs and redemption discount or premium.

Debt is classified in current liabilities unless the Group has an unconditional right to defer repayment for at least 12 months at the balance sheet date.

2.14) Deferred taxes

Deferred taxes are recognized on all temporary differences between the taxable amount of assets and liabilities and their value for the purposes of the consolidated financial statements. Such differences include the elimination of entries made in the individual company financial statements of subsidiaries to reflect elective tax treatments that differ from accounting rules. The liability method is used, with the effects of changes in tax rates recognized in net income for the year in which the change in rate is enacted.

A deferred tax liability is recognized for temporary differences arising from dividends distributed from reserves by subsidiaries unless the Group controls the dividend policy and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized in the balance sheet when it is more probable than not that they will be recovered in future years. Deferred tax assets and liabilities are not discounted. Factors taken into account in assessing the Group's ability to recover deferred tax assets include the following:

- estimates of future taxable profits and losses;
- the portion of past exceptional tax losses unlikely to recur in the future; and
- actual taxable profits and losses for previous years.

2.15) Pensions and retirement benefits

The Group offers its employees pension, retirement benefit and healthcare plans in accordance with the law and custom in the countries in which it operates. In France, each Group employee is entitled to a lump-sum retirement benefit. In other countries, the type of plan depends on local legislation, and on the business activities and historical practice of the subsidiary.

In addition to basic State schemes, pension plans are of two types: defined-contribution and defined-benefit. Defined-benefit plans are partially or wholly funded by earmarked investments such as equities, bonds, insurance policies or other types of investment.

(1) Basic State schemes
In some countries, including France, Saft contributes to basic State social security schemes. The cost recognized in respect of these schemes is the amount of contributions payable to the social security authorities.

(2) Defined-contribution plans
The benefits paid depend entirely upon the cumulative contributions paid and the return on the investments in which these contributions are invested. The Group has no obligation beyond the contributions paid, which are recognized as an expense.

(3) Defined-benefit plans
The Group's obligation under defined-benefit plans is calculated annually by independent actuaries using the projected unit credit method. These calculations build in assumptions regarding mortality, employee turnover and salary inflation. The estimated future benefits are discounted using rates appropriate to each country. Discount rates are determined by reference to the yield on government bonds and high-quality corporate bonds. Actuarial gains or losses representing over 10% of the amount of the obligation or of the fair value of plan assets are amortized over the expected average remaining working lives of the employees in the plan.

Two types of defined-benefit plan are operated by Saft:
- Annuity: retirees are paid a pension throughout their retirement. These plans operate mainly in Germany.
- Lump sum on retirement or cessation of employment: in France, employees are entitled to receive a lump-sum benefit when they retire.

2.16) Provisions for restructuring

Restructuring expenses are provided for immediately and in full when the Group has an obligation towards third parties, arising from a decision by an appropriate corporate body, which is evidenced before the balance sheet date by the announcement of the decision to the third parties involved. The costs recognized mainly comprise termination payments and early retirement benefits, termination notice periods not provided to employees, costs for retraining of employees made redundant, and site closure costs. Retirements of fixed assets, and impairment losses on inventories and other assets directly attributable to restructuring plans, are also included in these provisions.

2.17) Provisions for liabilities and charges

Provisions for liabilities and charges are recorded when (i) the Group has a present obligation (legal or constructive) resulting from a past event; (ii) it is probable that an outflow of resources will be necessary to settle the obligation; and (iii) the amount of the obligation can be reliably measured.

Where the Group expects the amount provided for to be repaid in full or in part, for example under an insurance policy or a vendor's guarantee of liabilities, the repayment is recognized as a separate asset only if recovery is certain.

Provisions for contractual claims relate mainly to product warranties and other specific risks. Provisions for product warranties primarily cover the risk of valid product returns during the warranty period. Except in exceptional cases, the warranty period ranges from 12 months for standard batteries to 10 years. Saft also recognizes provisions to cover claims from customers in respect of products shipped by the Group.

Provisions for contractual claims are determined on the basis of information indicating that a technical problem has arisen on a product, whether sold or in inventory. Information may be obtained from internal sources (quality control department), or from external sources (customer claims referred to the sales department). The information is then processed by the technical and quality departments, which analyze and calculate on a statistical basis the quantities affected.

The Group recognizes warranty provisions by reference to contractual terms and statistics based on past experience, and on the basis of estimates and assumptions made by Group management in the light of information about the underlying risks.

These estimates and assumptions are determined on the basis of formal claims made by the Group's customers. The information contained in these claims is compared with internal technical data in order to quantify the extent of the risk.

The costs actually incurred by the Group may differ from these estimates, which may have a material impact on its financial position.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation; this applies in particular to end-of-life battery recycling costs.

2.18) Revenues and construction contracts

Revenues comprise income derived from sales of bought-in goods, manufactured goods and services in connection with the Group's principal activities, net of VAT, customer discounts and contract penalties.

In general, revenues from the sale of goods and equipment are recognized when there is a formal agreement with the customer, delivery has occurred, the amount of revenue can be reliably measured, it is probable that the economic benefits associated with the transaction will flow to the Group, and the Group has transferred substantially all the risks and rewards of ownership to the purchaser. If the contract requires formal acceptance of the goods, equipment or services by the customer, revenue recognition is in principle deferred until the date of acceptance.

Revenues are measured at the fair value of the consideration received or receivable. Where payment is deferred and the effect on fair value is material, this effect is taken into account by discounting the future payments.

In recognizing revenues and profits on construction contracts (primarily for the construction or design of specific batteries), the Group applies the percentage of completion method in accordance with the principles described above, subject to certain specific criteria such as achievement of contractually-agreed milestones or the actual costs incurred relative to the estimated total cost of the contract. Probable losses on completion are recognized immediately. In the event of uncertainty regarding customer acceptance, or in the case of relatively short-term contracts, revenues are either recognized only up to the amount of recoverable costs or are not recognized until completion of the contract. Work in process on long-term contracts is recorded at production cost and does not include any administrative or selling expenses. Movements in contract penalties (late delivery or non-compliance) are recognized in revenues.

Partial payment received for work not yet carried out under construction contracts is recognized as a liability in the balance sheet under "Prepayments from customers". The amount of costs incurred, plus recognized gains and less recognized losses (in particular provisions for losses to completion), is calculated individually for each contract. If this amount is positive, it is recorded as an asset under "Long-term contract receivables". If negative, it is recorded as a liability under "Prepayments received on long-term contracts".

For products sold through retailers, revenues are recognized on delivery to the retailer. Product returns, estimated in accordance with contractual commitments and statistics on past sales, are recognized on the same date.

2.19) Cost of sales

Cost of sales principally comprises:

- the cost of production, which includes the acquisition cost of raw materials and other components used in production, direct production costs (mainly salaries), and indirect production costs that are attributable to the production of the goods sold;

- depreciation of property, plant and equipment and amortization of intangible assets;

- provisions; and

- direct selling costs (freight, packaging and sales commission).

2.20) Gross profit

Gross profit is calculated as net revenues less cost of sales.

2.21) Net income from operations

Net income from operations is made up of gross profit, administrative and selling expenses, research and development costs, other income/expense and restructuring expenses. Net income from operations excludes net financial expense and income taxes.

2.22) Net financial expense

Net financial expense includes interest income and expense, changes in the fair value of held-for-trading and available-for-sale financial assets, impairment losses on other long-term investments, foreign exchange gains and losses, changes in the fair value of financial instruments (whether or not designated as hedges) and other financial income and expenses. It also includes the financial component of pension costs and of the discounting of assets and liabilities.

2.23) Financial instruments

The Group may from time to time use financial instruments to manage and reduce exposure to movements in interest rates, exchange rates and the prices of certain metals.

Saft adopted IAS 32 and IAS 39 with effect from January 1, 2005.

On initial recognition, financial assets and liabilities are measured at fair value.

Subsequent to initial recognition, financial assets (including derivatives recognized as assets) are measured at fair value, except for:

(a) loans and receivables, which are measured at amortized cost using the effective interest method;
(b) held-to-maturity investments, which are measured at amortized cost using the effective interest method; and
(c) investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, which are measured at cost.

Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

If there is a designated hedging relationship between a hedging instrument and a hedged item, the gain or loss on the hedging instrument and the hedged item is recognized in accordance with IAS 39.

In the case of fair value hedges, the treatment is as follows:

(a) The gain or loss from remeasuring the hedging instrument at fair value (for a derivative hedging instrument) or the foreign currency component of its carrying amount (for a non-derivative hedging instrument) is recognized in profit or loss.
(b) The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss. This applies if the hedged item is otherwise measured at cost. Recognition of the gain or loss attributable to the hedged risk in profit or loss applies if the hedged item is an available-for-sale financial asset.

In the case of cash flow hedges, the treatment is as follows:

(a) The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity.
(b) The ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss.

2.24) Other operating income/expenses

This item consists of gains or losses on disposals of participating interests, of property, plant and equipment, and of intangible assets.

2.25) Finance leases

Finance leases, which transfer to the Group substantially all the risks and rewards incident to ownership of the leased asset, are recognized as assets on inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The finance charge is recognized directly in profit or loss.

Assets held under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases under which the lessor retains substantially all the risks and rewards incident to ownership of the leased asset are classified as operating leases. Initial indirect costs incurred in arranging an operating lease are added to the carrying amount of the leased asset in the books of the lessor, and recognized in income over the lease period on the same basis as the rental income. Payments made as lessee under an operating lease are recognized as an expense in the income statement on a straight-line basis until the lease expires.

2.26) Distribution of dividends

When a dividend is declared, a liability is recognized in the financial statements in the period in which the dividend was approved by the shareholders.

2.27) Preparation of the interim financial statements

Income received and costs incurred seasonally, cyclically or occasionally within a financial year are not anticipated or deferred as of an interim date if anticipation or deferral would not be appropriate at the end of the financial year.

In preparing the interim financial statements, income taxes are calculated using a projected tax rate estimated for the entity for the financial year as a whole.

2.28) Use of estimates

The preparation of financial statements in accordance with the IFRS conceptual framework requires the use of estimates and assumptions that affect amounts shown in the financial statements such as depreciation, amortization and provisions. These estimates are prepared on a going concern basis using information available at the time of preparation. They may be revised if new information leads to a change in the circumstances on which they were based. Actual results may differ from these estimates. The main estimates used in the preparation of the financial statements relate to the assumptions used in calculating pension and retirement benefit obligations and other provisions. Revision of an estimate does not constitute correction of an accounting error.

2.29) Application of new IASB standards and interpretations

New standards and interpretations have been issued and will be applicable from January 1, 2006. The Group's assessment of the impact of these new standards and interpretations is as follows:

- IFRS 6 "Exploration for and Evaluation of Mineral Resources"
This standard will have no effect on Saft's consolidated financial statements.

- IFRIC 3 "Emission Rights", IFRIC 4 "Determining whether an Arrangement contains a Lease" and IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

These interpretations are not applicable to Saft, and hence will have no impact on the financial statements.

Note 3 Market risks and financial risk management policies

Management of exposure to interest rate risk

Saft uses over-the-counter derivative instruments to manage its exposure to interest rate risk. The objective of the interest rate derivatives contracted by Saft is to convert at least 50% of its senior debt to fixed rate in order to reduce net exposure to interest rate risk.

The table below shows the main characteristics of interest rate derivatives contracted by Saft:

Interest rate swaps	Notional amount maturing			Currency	Fair value
At June 30, 2005 in € million	< 1year	1 to 5 years	> 5 years		
Floating to fixed rate	221.5	193.5	-	USD	0.4
Floating to fixed rate	27.6	27.6	-	EUR	(0.4)

Management of exposure to commodity price risk

Fluctuations in the prices of metals used by Saft in the production of batteries may have a material impact on the Group's gross margin. Some metals used by Saft in the production of batteries, in particular nickel and cobalt, are traded on the international commodity markets. Saft hedges a significant portion of its projected nickel and cobalt requirements using forward purchase contracts, generally denominated in euros. Gains and losses arising on these hedging contracts are recognized in cost of sales for the division whose future needs are covered by the hedge.

Management of exposure to currency risk

Saft has production sites in 9 countries and sells its products in 95 countries. In some countries, Saft is required to use currencies other than the euro. In such cases, sales of goods or services are denominated in currencies other than the euro, with the US dollar being the main foreign currency used by Saft. Fluctuations in exchange rates may therefore have a material future impact on the financial position of Saft and on the comparability of financial information between accounting periods. This impact may arise in two ways:

- risks associated with movements in a currency other than the euro in which a Group company maintains its financial accounts; and
- risks associated with movements in a currency other than that in which a Group company maintains its financial accounts.

In addition, the nature of Saft's activities is such that its US dollar-denominated debt can be partially serviced out of revenues invoiced in US dollars.

Concentration of counterparty risk

The nature of Saft's activities is such that trade receivables represent the main source of counterparty risk. Saft records bad debt provisions based on a quarterly assessment of the risk of non-recovery, or when events make the recovery of a receivable uncertain. Saft also reviews the solvency of its customers on a regular basis.

Note 4 Scope of consolidation

As described in note 1, Saft Groupe S.A. was formed in March 2005, and became the Group's parent company.

The scope of consolidation at June 30, 2005 comprised the following companies:

Company name	Country	Percentage control and interest	Consolidation method
Saft Groupe SA	France	100	Full
Frieman & Wolf Baterietechnik GmbH (Friwo)	Germany	100	Full
Saft Batterien GmbH	Germany	100	Full
SGH	Germany	100	Full
Sonnenschein Lithium GmbH	Germany	100	Full
Saft UK Ltd	England	100	Full
Saft Australia Pty Ltd	Australia	100	Full
Saft Batteries Pty Ltd	Australia	100	Full
Saft Nife ME Ltd	Cyprus	100	Full
Saft Batterias SL	Spain	100	Full
Eternacell, Inc.	United States	100	Full
Florida Substrate Inc.	United States	100	Full
Saft America Inc.	United States	100	Full
Saft Federal Systems, Inc.	United States	100	Full
Saft US 2003 Inc.	United States	100	Full
Saft S.A.	France	100	Full
Saft Acquisition S.A.S.	France	100	Full
Saft Hong Kong Ltd	Hong Kong	100	Full
Saft Batterijen BV	Netherlands	100	Full
Tadiran Batteries Ltd	Israel	100	Full
Saft Batterie Italia Srl	Italy	100	Full
Saft Finance Sarl	Luxembourg	100	Full
Saft AS Norway	Norway	100	Full
Saft Ferak AS	Czech Republic	100	Full
Saft Batterie Pte Ltd	Singapore	100	Full
Alcad AB	Sweden	100	Full
KB Fastjung 9	Sweden	100	Full
Saft AB	Sweden	100	Full
Saft Sweden AB	Sweden	100	Full
ASB	France	50	Proportionate
MSB	Scotland	50	Proportionate

In connection with its electric vehicle battery production activities, Saft has entered into a partnership agreement with an automobile manufacturer, under which both companies are members of two economic interest groupings (EIGs). Under the agreement, the automobile manufacturer markets vehicles fitted with Saft batteries. One of the EIGs (GBLA) owns the batteries. The other EIG (GLM1) leases the batteries to the vehicle-owners. Saft has interests of 25% in GBLA and 26% in GLM1.

Note 5 Transition to IFRS

As Saft has not published consolidated financial statements for the year ended December 31, 2004 prior to the publication of these interim financial statements, there is no need to present comparatives with any non-IFRS set of accounting standards.

Effect of the first-time adoption of IAS 32 and IAS 39 on January 1, 2005

As allowed under IFRS 1, Saft has elected to apply IAS 32 and IAS 39 on financial instruments with effect from January 1, 2005. For the year ended December 31, 2004, Saft accounted for financial instruments under French generally accepted accounting principles (French GAAP).

The first-time adoption of IAS 32 and IAS 39 had the effect of increasing shareholders' equity at January 1, 2005:

- By an amount of €2.2 million, taken to the fair value reserve, arising from the first interest rate swap contracted in February 2004 (see note 15). This amount corresponds to a gross amount of $4.7 million (€3.5 million) net of deferred taxes.
- By an amount of €0.5 million, taken to consolidated reserves, relating to nickel hedging contracts, and corresponding to the fair value of these contracts at January 1, 2005. Under French GAAP, these contracts were accounted for at the lower of cost or market value at December 31, 2004.

Note 6 Information by business segment and geographical segment

a) Information by business segment

The Saft Group comprises four segments:

- The **Specialty Battery Group (SBG),** which manufactures batteries for applications including water, gas and electricity utility meters, automated meter readers and road tolling systems, computer memory back-up systems, satellites, radios and other portable systems for military use, missiles, and torpedoes.
- The **Industrial Battery Group (IBG),** which manufactures batteries used for standby power supplies for industrial applications, telecommunications networks and the aviation and rail industries, as well as for powering electric and hybrid vehicles.
- The **Rechargeable Battery Systems (RBS)** division, which manufactures a specialized range of rechargeable batteries used in emergency lighting, professional electronics and a limited number of consumer electronics applications.
- The **Other** segment, which comprises the Group's holding companies.

Segment performance is measured by reference to pre-tax net income from operations.

The tables below show information for the three main operating divisions, and for the "Other" segment.

Six months ended June 30, 2005:

in € million	IBG	RBS	SBG	Other	Total
Segment revenues	138.9	54.0	161.3	-	354.2
Inter-segment revenues	(21.9)	(9.1)	(29.1)	-	(60.1)
Consolidated revenues	**117.0**	**44.9**	**132.2**	-	**294.1**
Pre-tax net income from operations	25.7	(0.5)	25.8	(11.2)	39.8
Net financial expense	-	-	-	-	(26.2)
Net income before tax	-	-	-	-	13.6
Income taxes	-	-	-	-	(8.4)
Net income for the period	-	-	-	-	5.2
Depreciation of property, plant & equipment	(3.0)	(1.2)	(3.8)	(0.4)	(8.4)
Amortization of intangible assets	(1.9)	(0.3)	(3.0)	(0.1)	(5.3)

Six months ended June 30, 2004:

in € million	IBG	RBS	SBG	Other	Total
Segment revenues	131.2	62.8	176.3	-	370.3
Inter-segment revenues	(19.6)	(11.8)	(34.6)	-	(66.0)
Consolidated revenues	**111.6**	**51.0**	**141.7**	-	**304.3**
Pre-tax net income from operations	17.9	0.4	22.4	(7.6)	33.1
Net financial expense	-	-	-	-	(18.0)
Net income before tax	-	-	-	-	15.1
Income taxes	-	-	-	-	(11.9)
Net income for the period	-	-	-	-	3.2
Depreciation of property, plant & equipment	(2.5)	(1.0)	(3.4)	(0.4)	(7.3)
Amortization of intangible assets	(1.9)	(0.3)	(2.6)	(0.2)	(5.0)

At June 30, 2005:

in € million	IBG	RBS	SBG	Other	Total
Total assets	168.3	70.0	296.5	293.0	827.8
Total liabilities	42.2	10.8	85.4	639.5	777.9
Acquisitions of property, plant & equipment and intangible assets	3.2	1.6	4.5	3.2	12.5

At December 31, 2004 (for total assets and liabilities) and at June 30, 2004 (for acquisitions of property, plant and equipment and intangible assets):

in € million	IBG	RBS	SBG	Other	Total
Total assets	149.0	73.9	301.1	240.9	764.9
Total liabilities	38.7	16.9	93.8	595.8	745.2
Acquisitions of property, plant & equipment and intangible assets	1.8	1.7	6.8	0.3	10.6

b) Information by geographical segment

- Consolidated revenues by geographical segment:

in € million Six months ended:	June 30, 2005	June 30, 2004
Europe	152.3	146.3
North America	105.9	117.3
Asia/Oceania	22.0	25.3
Middle East and Africa	12.4	14.3
South America	1.4	1.0
Other	0.1	0.1
Total	294.1	304.3

Revenues are allocated according to the geographical location of the customer.

- Total assets:

in € million	At June 30, 2005	At December 31, 2004
Europe	682.0	636.5
North America	117.4	94.4
Asia/Oceania	8.9	8.4
Middle East and Africa	19.5	25.6
South America	-	-
Other	-	-
Total	827.8	764.9

Assets are allocated according to the geographical location of the asset.

- Acquisitions of property, plant and equipment and intangible assets

in € million Six months ended:	June 30, 2005	June 30, 2004
Europe	10.6	8.9
North America	1.2	0.8
Asia/Oceania	0.1	0.1
Middle East and Africa	0.6	0.8
South America	-	-
Other	-	-
Total	12.5	10.6

Acquisitions of property, plant and equipment and intangible assets are allocated according to the geographical location of the asset.

Note 7 Property, plant and equipment, net

The table below shows movements in the carrying amount of property, plant and equipment:

in € million	Land	Buildings	Technical installations, plant & tooling	Property, plant and equipment in process	Other property, plant and equipment	Total
Carrying amount at January 1, 2004	0.0	0.0	0.0	0.0	0.0	0.0
Newly consolidated entities	9.0	25.1	62.6	4.9	4.9	106.5
Acquisitions	-	0.2	5.0	2.0	0.5	7.7
Disposals	-	-	0.1	-	(0.1)	-
Depreciation	-	(0.5)	(6.1)	(0.2)	(0.5)	(7.3)
Translation adjustment	0.1	0.2	0.9	-	-	1.2
Transfers	-	(1.1)	4.3	(3.4)	0.5	0.3
Carrying amount at June 30, 2004	9.1	23.9	66.8	3.3	5.3	108.4
Carrying amount at July 1, 2004	9.1	23.9	66.8	3.3	5.3	108.4
Acquisitions	-	1.0	2.6	4.7	0.3	8.6
Disposals	-	-	(0.2)	-	-	(0.2)
Depreciation	-	(0.4)	(5.8)	0.2	(0.3)	(6.3)
Translation adjustment	(0.1)	(0.5)	(2.3)	(0.1)	(0.1)	(3.1)
Transfers	-	(0.6)	1.3	(2.1)	0.8	(0.6)
Carrying amount at December 31, 2004	9.0	23.4	62.4	6.0	6.0	106.8
At December 31, 2004						
Gross value	9.0	48.2	180.0	6.0	15.3	258.5
Accumulated depreciation	-	(24.8)	(117.6)	-	(9.3)	(151.7)
Carrying amount	9.0	23.4	62.4	6.0	6.0	106.8
Carrying amount at January 1, 2005	9.0	23.4	62.4	6.0	6.0	106.8
Acquisitions	-	0.3	3.4	3.0	0.4	7.1
Disposals	-	-	(0.1)	-	-	(0.1)
Depreciation	-	(0.7)	(6.9)	-	(0.8)	(8.4)
Translation adjustment	-	0.6	2.5	-	0.3	3.4
Transfers	-	1.2	2.8	(4.1)	0.1	0.0
Carrying amount at June 30, 2005	9.0	24.8	64.1	4.9	6.0	108.8
At June 30, 2005						
Gross value	9.0	51.9	187.1	4.9	15.9	268.8
Accumulated depreciation	-	(27.1)	(123.0)	-	(9.9)	(160.0)
Carrying amount	9.0	24.8	64.1	4.9	6.0	108.8

Property, plant and equipment financed under finance leases or long-term lease contracts represented a carrying amount of €3.3 million as of June 30, 2005 and €3.4 million as of December 31, 2004, and is primarily located at the Nersac plant in France. These assets are included in "Other property, plant and equipment" in the table above.

The carrying amount of investment properties was €0.8 million as of June 30, 2005 and December 31, 2004 (gross value of €2.7 million less accumulated depreciation of €1.9 million). Investment properties are included in "Other property, plant and equipment" in the table above.

Note 8 Goodwill

During January 2004, the Alcatel group sold its battery activities to the Doughty Hanson Funds, and in the same month the operating entities of the Group were transferred to the Holding Companies.

The financial statements reflect the transfer value of the operating entities of the Group, corresponding to the price paid in January 2004 by the Doughty Hanson Funds (enterprise value of €413 million, including direct acquisition costs).

The acquisition price paid by the Doughty Hanson Funds for the operating entities of the Group was allocated in part to the assets and liabilities transferred, measured at January 14, 2004 at fair value based on an independent expert's valuation. This remeasurement relative to the carrying amounts in the Financial Statements for the year ended December 31, 2004 related to:

- Intangible assets (€201 million), primarily consisting of brand names, research and development projects and customer lists by product line. The impact of the remeasurement of these assets on the amortization charge is €7.8 million per year.

- Property, plant and equipment (€24 million). The estimated useful lives of these assets were also reviewed, and the net impact of the remeasurement of the value of property, plant and equipment and of adjustments to the estimated useful lives of these assets resulted in a reduction of €3.7 million in the annual depreciation charge.

- Inventories (€11 million), an adjustment that flowed through the income statement in full in the six months ended June 30, 2004, generating a reduction in gross profit of the same amount (non-recurring effect).

The residual unallocated acquisition value, amounting to €117.1 million, was recognized as goodwill.

The table below shows movements in goodwill:

in € million	
Carrying amount at January 1, 2004	0.0
Newly consolidated entities	117.1
Impairment	-
Translation adjustment	(6.0)
Carrying amount at June 30, 2004	111.1
Carrying amount at July 1, 2004	111.1
Impairment	-
Translation adjustment	0.3
Carrying amount at December 31, 2004	111.4
At December 31, 2004	
Gross value	111.4
Accumulated impairment	-
Carrying amount	111.4
Carrying amount at January 1, 2005	111.4
Impairment	-
Translation adjustment	9.4
Carrying amount at June 30, 2005	120.8
At June 30, 2005	
Gross value	120.8
Accumulated impairment	-
Carrying amount	120.8

The goodwill shown in the 2004 financial statements is the residual amount after allocating a portion of the purchase price to intangible assets, property, plant and equipment and inventories.

Goodwill is allocated to the cash generating unit to which it relates.

At June 30, 2005:

in € million	IBG	RBS	SBG	Total
Europe	20.1	-	18.0	38.1
North America	47.9	-	34.8	82.7
Asia/Oceania	-	-	-	-
Middle East and Africa	-	-	-	-
South America	-	-	-	-
	68.0	-	52.8	120.8

At December 31, 2004:

in € million	IBG	RBS	SBG	Total
Europe	20.1	-	18.0	38.1
North America	42.5	-	30.8	73.3
Asia/Oceania	-	-	-	-
Middle East and Africa	-	-	-	-
South America	-	-	-	-
	62.6	-	48.8	111.4

Note 9 Intangible assets, net

The table below shows movements in the carrying amount of intangible assets:

in € million	Software	Brand names	Development costs	Other intangible assets	Total
Carrying amount at January 1, 2004	0.0	0.0	0.0	0.0	0.0
Newly consolidated entities	0.3	125.8	-	132.8	258.9
Acquisitions	-	-	2.9	-	2.9
Disposals	-	-	-	-	-
Amortization	(0.3)	-	-	(4.6)	(4.9)
Translation adjustment	-	-	-	-	-
Transfers	0.4	-	-	0.4	0.8
Carrying amount at June 30, 2004	0.4	125.8	2.9	128.6	257.7
Carrying amount at July 1, 2004	0.4	125.8	2.9	128.6	257.7
Acquisitions	0.1	-	2.4	0.3	2.8
Disposals	-	-	-	-	-
Amortization	(0.2)	-	(0.1)	(4.7)	(5.0)
Translation adjustment	-	-	-	-	-
Transfers	(0.1)	-	-	0.1	-
Carrying amount at December 31, 2004	0.2	125.8	5.2	124.3	255.5
At December 31, 2004					
Gross value	2.8	125.8	5.3	134.2	268.1
Accumulated amortization	(2.6)	-	(0.1)	(9.9)	(12.6)
Carrying amount	0.2	125.8	5.2	124.3	255.5
Carrying amount at January 1, 2005	0.2	125.8	5.2	124.3	255.5
Acquisitions	-	-	2.6	-	8.6
Disposals	-	-	-	-	-
Amortization	(0.1)	-	(0.6)	(4.6)	(5.3)
Translation adjustment	-	-	-	-	-
Transfers	0.1	-	-	(0.1)	(6.0)
Carrying amount at June 30, 2005	0.2	125.8	7.2	119.6	252.8
At June 30, 2005					
Gross value	2.9	125.8	7.9	134.1	270.7
Accumulated amortization	(2.7)	-	(0.7)	(14.5)	(17.9)
Carrying amount	0.2	125.8	7.2	119.6	252.8

Amortization of intangibles is recorded under cost of sales in the income statement.

Note 10 Investments in related undertakings

Unicontal has been excluded from the scope of consolidation on grounds of immateriality. This company, which is a *société anonyme* organised under French law, has a share capital of €38,234 and is 99.70% owned by Saft S.A. The cost of the investment is €379,217, and the company had shareholders' equity of €259,919 at December 31, 2004. Unicontal recorded net income of €10,981 for the year ended December 31, 2004.

Note 11 Financial receivables

Financial receivables break down as follows:

in € million	At June 30, 2005	At December 31, 2004
Interests in economic interest groupings	0.1	0.1
Deposits and caution money	1.2	1.2
	1.3	**1.3**

Note 12 Inventories

Inventories break down as follows:

in € million	At June 30, 2005	At December 31, 2004
Raw materials and bought-in goods		
- gross value	29.9	34.3
- impairment	(6.6)	(6.8)
- carrying amount	23.3	27.5
Industrial work in process		
- gross value	24.6	23.3
- impairment	(1.1)	(1.2)
- carrying amount	23.5	22.1
Finished goods (at cost)		
- gross value	21.7	25.5
- impairment	(2.0)	(2.5)
- carrying amount	19.7	23.0
Total inventories	**66.5**	**72.6**

All inventories are classified as current assets.

Note 13 Amounts due from shareholders

Amounts due from shareholders comprise €83.0 million of net proceeds from the capital increase of June 29, 2005, including the share issues reserved for employees, broken down as follows.

- €81.8 million related to the initial public offering (received on July 5, 2005);
- €0.6 million related to the issue reserved for non-French employees (received in July 2005);
- €0.6 million related to the issue reserved for French employees (received in August 2005).

Note 14 Trade and other receivables

Trade and other receivables comprise the following:

in € million	At June 30, 2005	At December 31, 2004
Trade receivables – gross value	112.9	95.7
Trade receivables – impairment	(2.8)	(2.7)
Trade receivables – carrying amount	**110.1**	**93.0**
Long-term contract receivables	0.9	2.4
Income taxes	9.0	7.9
Other taxes and duties	1.3	4.8
Prepaid expenses	2.0	1.0
Amounts due from employees	0.1	0.1
Advance payments	0.6	0.7
Other receivables	2.0	2.7
	126.0	**112.6**

All these receivables fall due within less than one year.

Note 15 Derivative instruments

Derivative instruments break down as follows:

in € million	At June 30, 2005		At December 31, 2004	
	Assets	Liabilities	Assets	Liabilities
Interest rate swap – trading	0.4	0.4	-	-
Commodity derivatives	1.3	2.2	-	-
	1.7	**2.6**	**-**	**-**

Saft is exposed to the risk of interest rate rises on its senior and mezzanine debt, which were contracted at floating rates. To protect itself against this exposure, Saft has contracted a succession of interest rate swaps to coincide with each refinancing of the debt.

The first interest rate swap, contracted in February 2004, was closed out on February 17, 2005 by Saft receiving a cash payment of $5.8 million on that date. In the year ended December 31, 2004, prior to the adoption of IAS 32 and IAS 39 on January 1, 2005, financial instruments were accounted for under French GAAP, and the swap had a positive fair value of $4.7 million at December 31, 2004. This amount was not recognized in the financial statements at that date because the swap qualified as an interest rate hedge under French GAAP. Under IAS 39 first-time adoption rules, the fair value of the swap was recognized in shareholders' equity at January 1, 2005 and will be amortized through profit or loss over the initial term of the swap (5 years) until 2009. For the period from January 1, 2005 to February 17, 2005 (when the swap was closed out), changes in fair value ($1.0 million) were taken to profit or loss for the period, because there was no documentation of a hedging relationship as required under IAS 39.

A second interest rate swap was contracted on February 17, 2005, expiring on December 17, 2007. This swap was closed out before its contractual expiry date, on July 22, 2005. No cash payment was made by Saft to close out this swap, because the amount involved was rolled up in the successor swap in the form of a reduced interest rate. In the consolidated financial statements for the six months ended June 30, 2005, changes in fair value (€37,000) were taken to profit or loss for the period, because there was no documentation of a hedging relationship as required under IAS 39. This swap gave the Group a fixed rate of 2.7525% per year on €27.6 million of debt (after taking account of swap contracts, €227.3 million of euro-denominated debt was at floating rate) and of 3.8275% per year on US dollar-denominated debt of $273.8 million (after taking account of swap contracts, the entire amount of US dollar-denominated debt was converted to fixed rate).

A third swap was contracted on July 22, 2005 (see note 34).

Commodity derivatives relate solely to nickel.

Note 16 Cash and cash equivalents

Cash and cash equivalents comprise the following items:

in € million	At June 30, 2005	At December 31, 2004
Cash at bank	50.6	91.6
Other items	0.7	0.5
	51.3	**92.1**

Note 17 Shareholders' equity

a) Share capital and share premium

The total number of ordinary shares of Saft Groupe S.A. at June 30, 2005 was as follows (excluding options):

Number of shares	
Initial share capital	225,000
Transfer of the shares of Saft Finance Sarl to Saft Groupe S.A.	14,963,000
Share issue subsequent to the initial public offering (including issue reserved for employees)	3,326,086
	18,514,086

Share capital at January 1, 2004, December 31, 2004 and January 1, 2005 corresponds to the share capital of Saft Finance Sarl, the parent company of the Group, prior to the reorganization that took place ahead of the initial public offering. Share capital and share premium at June 30, 2005 correspond to the share capital and share premium of Saft Groupe S.A.; the share premium arising on the transfer of the shares of Saft Finance Sarl to Saft Groupe S.A. has been adjusted to eliminate the impact of the reverse acquisition.

Treatment of the reorganization

Prior to the admission of the Company's shares to listing on the Eurolist market of Euronext Paris, all the shares in Saft Finance Sarl were transferred to Saft Groupe S.A. This transaction (the "Reorganisation") qualifies as a reverse acquisition under IFRS 3, with assets and liabilities recognized and measured at their pre-combination carrying amounts.

The transfer of the shares of Saft Finance Sarl to Saft Groupe S.A. resulted in the recognition of the Saft Finance Sarl shares at a value of €204.0 million, the assumption of debt of €59.1 million, and an increase in shareholders' equity of €144.9 million.

In the consolidated financial statements, this transaction has been eliminated so as to retain the assets and liabilities at their pre-combination values. The impact is as follows:

- elimination of the €11.0 million share capital of Saft Finance Sarl in the opening balance sheet;
- elimination of the €193.0 million share premium recorded in the individual statutory financial statements of Saft Groupe S.A.

Under IFRS, the net impact of the Reorganisation is therefore €59.1 million, deducted from shareholders' equity, and corresponding to the debt assumed by Saft Groupe S.A.

b) Fair value reserve

The table below shows movements in the fair value reserve:

in € million	
At December 31, 2004	-
First-time adoption of IAS 32 and IAS 39 (Note 5)	2.2
At January 1, 2005	2.2
Cash flow hedges	
- Fair value losses for the period	(0.5)
- Tax effect on fair value losses	0.2
- Transfer to net income	-
At June 30, 2005	1.9

c) Translation reserve

Refer to the statement of changes in shareholders' equity for details of movements in the translation reserve.

Note 18 Debt

Changes in consolidated debt

a) At December 31, 2004

The acquisition of Saft by the Doughty Hanson Funds in January 2004 was financed by floating-rate bank debt of €290 million (hedged by an initial interest rate swap, see note 15), assumed by the Group, and by advances from shareholders' current accounts totaling €108.5 million (see note 32). Arrangement fees of €13.8 million were incurred and capitalized. Interest charges on this financing amounted to €31.2 million in the year ended December 31, 2004.

On December 17, 2004, the initial debt was prepaid, and replaced by floating-rate financing of €460.0 million (hedged by a second interest rate swap, see note 15). Further arrangement fees of €9.8 million were incurred on this refinancing and capitalized. Prepayment penalties of €2.3 million on the initial debt were also incurred, and were expensed in the year ended December 31, 2004. The €13.8 million arrangement fees (see previous paragraph) capitalized at the time of the initial financing by each borrowing company in proportion to the amount borrowed were written off in full in the income statement for the year ended December 31, 2004.

b) At June 30, 2005

At June 30, 2005, debt relating to the December 17, 2004 refinancing mainly comprises:

- Senior debt denominated in euros and US dollars, split into three tranches repayable as follows: Tranche A in 7 years, Tranche B in 8 years, Tranche C in 9 years.
- Euro-denominated mezzanine debt, repayable once the senior debt has been repaid in full.

Interest on the mezzanine debt is partially capitalized.

Average interest rates on this debt are as follows:

- senior debt: euro-denominated 5.133%, US dollar-denominated 5.505%;

- mezzanine debt: 7.799% paid, 5.656% capitalized.

Breakdown of debt at June 30, 2005 and December 31, 2004

a) Breakdown of debt by type

in € million	At June 30, 2005	At December 31, 2004
Non-current		
Senior debt – Tranche A	135.2	127.7
Senior debt – Tranche B	98.8	95.9
Senior debt – Tranche C	109.4	104.0
Mezzanine debt	113.2	110.2
Other debt	0.3	0.3
Finance lease obligations	2.1	2.2
	459.0	**440.3**
Current		
Senior debt – Tranche A	10.1	8.4
Senior debt – Tranche B	3.0	-
Accrued interest payable	1.1	1.8
Finance lease obligations	0.2	0.2
	14.4	**10.4**

b) Breakdown by maturity

in € million	At June 30, 2005	At December 31, 2004
Between 1 and 2 years	21.5	28.0
Between 2 and 5 years	65.2	59.9
More than 5 years	372.3	352.4
	459.0	**440.3**

c) Breakdown of debt by currency

in € million	At June 30, 2005	At December 31, 2004
Euro	261.1	201.0
US dollar	221.5	259.5
	482.6	460.5
Capitalized arrangement fees	(9.2)	(9.8)
	473.4	**450.7**

The debt outstanding at June 30, 2005 was refinanced following the initial public offering (see note 34).

Note 19 Other non-current liabilities

Under the acquisition agreement between the Doughty Hanson Funds and Alcatel, Saft Finance Sarl entered into a commitment to pay half of the cash and cash equivalents held by ASB as of the completion date of the sale of Saft by Alcatel to the Doughty Hanson Funds (i.e. €4.2 million), as soon as this amount becomes distributable by agreement with EADS (which holds 50% of ASB).

Because this qualifies as a probable payment under IFRS 3, the amount of this obligation is discounted and recognized as a non-current liability.

Note 20 Income taxes

a) Breakdown of income tax expense

in € million Six months ended:	June 30, 2005	June 30, 2004
Current tax charge	(12.0)	(11.3)
Net deferred tax income/(expense)	3.6	(0.6)
Income tax expense recognized in income statement	**(8.4)**	**(11.9)**

The change in deferred tax income/expense between the six months ended June 30, 2004 and June 30, 2005 is mainly due to the recognition of a deferred tax asset in the books of Saft Sweden AB arising from the tax loss for the period.

b) Tax proof

The table below reconciles the tax charge obtained by applying the applicable tax rate (35.43% for the six months ended June 30, 2005 and June 30, 2004) to net income before tax with the tax charge obtained by applying the effective tax rate for the Group:

in € million Six months ended:	June 30, 2005	June 30, 2004
Net income before tax	**13.6**	**15.1**
Notional tax charge (based on the rate applicable in each country)	(4.8)	(6.8)
Impact of differences in tax rates between France and other countries	(0.8)	(1.1)
Other unrecognized temporary differences	1.3	2.0
Non-taxable income	(0.3)	(0.6)
Non-deductible expenses	0.1	0.1
Tax losses for the period on which no deferred tax asset was recognized	(3.9)	(5.5)
Income tax expense recognized in income statement	(8.4)	(11.9)
Effective tax rate	61.76%	78.81%

c) Deferred taxes recognized in the balance sheet

in € million	At June 30, 2005	At December 31, 2004
Deferred tax assets recoverable after more than 12 months	11.6	9.1
Deferred tax assets recoverable within less than 12 months	3.6	3.2
	15.2	12.3
Deferred tax liabilities due after more than 12 months	51.9	54.1
Deferred tax liabilities due within less than 12 months	4.8	3.7
	56.7	57.8

Movements in net deferred tax liabilities are shown in the table below:

in € million	
January 1, 2004	**0.0**
Newly consolidated entities	(49.4)
Deferred tax (income) expense recognized in income statement	(0.6)
Translation adjustment	0.1
At June 30, 2004	**(49.9)**
At July 1, 2004	**(49.9)**
Deferred tax (income) expense recognized in income statement	4.5
Translation adjustment	(0.1)
At December 31, 2004	**(45.5)**
Impact of IAS 32 and IAS 39 at January 1, 2005	(1.3)
At January 1, 2005	**(46.8)**
Deferred tax (income) expense recognized in income statement	3.6
Deferred tax (income) expense recognized in equity	0.2
Translation adjustment	1.5
At June 30, 2005	**(41.5)**

The sources of deferred tax liabilities are as follows:

in € million	Fair value adjustment (acquisition)	Impairment of assets	Temporary differences	Total deferred tax liabilities
January 1, 2004	0.0	0.0	0.0	0.0
Newly consolidated entities	56.1	1.3	2.4	59.8
Deferred tax income/(expense) recognized in income statement	(1.8)	0.1	1.8	0.1
Translation adjustment	-	-	-	-
At June 30, 2004	54.3	1.4	4.2	59.9
At July 1, 2004	54.3	1.4	4.2	59.9
Deferred tax income/(expense) recognized in income statement	(1.8)	0.1	(0.4)	(2.1)
Translation adjustment	-	-	-	-
At December 31, 2004	52.5	1.5	3.8	57.8
Impact of IAS 32 and IAS 39 at January 1, 2005	-	-	1.3	1.3
At January 1, 2005	52.5	1.5	5.1	59.1
Deferred tax income/(expense) recognized in income statement	(1.0)	1.9	(0.8)	0.1
Deferred tax income/(expense) recognized in equity	-	-	(0.2)	(0.2)
Reclassification	(0.6)	-	-	(0.6)
Translation adjustment	(1.9)	-	0.2	(1.7)
At June 30, 2005	49.0	3.4	4.3	56.7

The sources of deferred tax assets are as follows:

in € million	Fair value adjustment (acquisition)	Elimination of internal margin on inventory	Temporary differences	Other	Total deferred tax assets
January 1, 2004	0.0	0.0	0.0	0.0	0.0
Newly consolidated entities	4.1	1.8	4.2	0.4	10.5
Deferred tax income/(expense) recognized in income statement	-	-	(0.5)	(0.1)	(0.6)
Translation adjustment	-	-	-	0.1	0.1
At June 30, 2004	4.1	1.8	3.7	0.4	10.0
At July 1, 2004	4.1	1.8	3.7	0.4	10.0
Deferred tax income/(expense) recognized in income statement	-	(0.8)	2.9	0.3	2.4
Translation adjustment	-	-	(0.1)	-	(0.1)
At December 31, 2004	4.1	1.0	6.5	0.7	12.3
Impact of IAS 32 and IAS 39 at January 1, 2005	-	-	-	-	-
At January 1, 2005	4.1	1.0	6.5	0.7	12.3
Deferred tax income/(expense) recognized in income statement	(0.3)	0.2	4.4	(0.8)	3.5
Deferred tax income/(expense) recognized in equity	-	-	-	-	-
Reclassification	(0.6)	-	-	-	(0.6)
Translation adjustment	-	-	(0.1)	0.1	0.0
At June 30, 2005	3.2	1.2	10.8	0.0	15.2

The Group reviews the deferred tax position in each country, taking account of the specific situation of each entity or tax group and of local tax legislation, in particular with regard to the carry-forward of tax losses.

Unrecognized deferred tax assets at June 30, 2005 amounted to £1.4 million for Saft Ltd in the United Kingdom, AUD162,000 for Saft Australia Pty Ltd, €18.6 million for Saft Finance and €7.1 million for Saft Groupe S.A.

Temporary differences are differences between the tax value and carrying amount of assets and liabilities. They include provisions for retirement benefit obligations, non-deductible provisions and consolidation adjustments.

Note 21 Pensions and other long-term employee benefits

Provisions for pensions and other long-term employee benefit obligations comprise:

- pensions and other retirement benefits;
- other long-term employee benefits (benefits related to length of service, early retirement plans, etc).

in € million	At June 30, 2005	At December 31, 2004
Balance sheet provision		
Pensions and retirement benefits	20.2	19.4
Other long-term employee benefits	3.8	4.4
	24.0	23.8

a) Pensions and retirement benefits

Balance sheet provision

Movements in the provision for pension and retirement benefit obligations are shown below:

in € million

	Pensions and retirement benefits: period ended		
	June 30, 2004	December 31, 2004	June 30, 2005
MEASUREMENT OF THE OBLIGATION			
Total present value of obligation at start of period	-	-	**25.5**
Normal expense for the period	0.6	1.2	0.5
Interest cost	0.5	1.1	0.6
Acquisitions of businesses	24.7	24.7	-
Actuarial losses/(gains)	-	0.1	-
Benefits paid	(0.6)	(1.6)	(0.2)
Total present value of obligation at end of period	**25.2**	**25.5**	**26.4**
OBLIGATION FUNDED BY:			
Fair value of plan assets at start of period	-	-	**6.0**
Actual return on plan assets	0.1	0.3	0.1
Acquisitions of businesses	5.7	5.7	-
Fair value of plan assets at end of period	**5.8**	**6.0**	**6.1**
Funding surplus/(shortfall)	**(19.4)**	**(19.5)**	**(20.3)**
Unrecognized actuarial gains and losses	-	0.1	0.1
Total asset/(provision)	**(19.4)**	**(19.4)**	**(20.2)**

The table below breaks down the pension cost for the period:

in € million	June 30, 2004	December 31, 2004	June 30, 2005
Normal charge for the period	0.6	1.2	0.5
Interest cost	0.5	1.1	0.6
Expected return on plan assets	(0.1)	(0.3)	(0.1)
Net cost for the period	**1.0**	**2.0**	**1.0**

Changes in the amount recognized in the balance sheet are shown below:

in € million	June 30, 2004	December 31, 2004	June 30, 2005
Total asset/(provision) at start of period	-	-	(19.4)
Acquisitions of businesses	(19.0)	(19.0)	-
Net cost for the period	(1.0)	(2.0)	(1.0)
Contributions/benefits paid	0.6	1.6	0.2
Other provisions not qualifying as pensions	-	(1.5)	(1.9)
Total asset/(provision) at end of period	(19.4)	(20.9)	(22.1)

Actuarial assumptions

The basic assumptions used in actuarial calculations of obligations under defined-benefit pension and retirement benefit plans take account of conditions in each country, while specific assumptions (staff turnover and salary inflation) are calculated separately for each company. The weighted average rates used to measure these obligations were as follows:

	June 30, 2004	December 31, 2004	June 30, 2005
Discount rate	4.5%	4.5%	4.5%
Long-term salary inflation rate	2.2%	2.7%	2.7%
Long-term return on plan assets	4.5%	4.5%	4.5%

The table below shows the rates used in each geographical area in 2004 and 2005:

	Discount rate	Long-term salary inflation rate	Long-term return on plan assets
France	4.5%	3.0%	4.5%
Germany	4.8%	2.2%	N/A
Norway	5.0%	3.0%	6.0%
Italy	3.9%	3.5%	N/A

The discount rates used are obtained by reference to the yield on high-quality bonds with a term equivalent to that of the plan being measured.

The return on plan assets depends on the composition of the portfolio, the term of the assets, and the expected future performance.

b) Other long-term benefits and early retirement plans

Provisions for other long-term employee benefit plans amounted to €3.6 million at June 30, 2004, €4.4 million at December 31, 2004 and €3.8 million at June 30, 2005.

These plans mainly comprise long-service awards payable in France, Singapore and the Czech Republic, plus a long-service paid leave entitlement scheme in Australia.

An early retirement plan is operated in Israel, the provision for which was €0.4 million at June 30, 2004, and €0.3 million at December 31, 2004 and June 30, 2005.

John Searle, President of the Management Board, is a member of a top-up pension scheme, which also covers a former executive of the Group. This plan is wholly funded by the Group. The obligation arising under this plan is provided for in full, and the corresponding provision amounted to €237,000 at December 31, 2004.

Note 22 Provisions for liabilities and charges

in € million	Contractual claims	Restructuring	Other provisions	Total
January 1, 2004	0.0	0.0	0.0	0.0
Newly consolidated entities	53.0	12.7	16.2	81.9
Charge for the period	5.0	0.6	2.7	8.3
Utilizations	(2.3)	(2.6)	(0.9)	(5.8)
Releases	(0.4)	-	(2.6)	(3.0)
Transfers	(2.4)	1.3	(0.4)	(1.5)
Translation adjustment	0.8	-	0.4	1.2
Adjustment to discount rate	(0.2)	-	0.1	(0.1)
At June 30, 2004	53.5	12.0	15.5	81.0
At July 1, 2004	53.5	12.0	15.5	81.0
Charge for the period	17.2	0.9	(0.8)	17.3
Utilizations	(1.9)	(3.8)	(0.3)	(6.0)
Releases	(13.0)	(0.3)	(2.1)	(15.4)
Transfers	(2.3)	-	(0.9)	(3.2)
Translation adjustment	-	(2.7)	0.9	(1.8)
Adjustment to discount rate	0.3	-	0.1	0.4
At December 31, 2004	53.8	6.1	12.4	72.3
At January 1, 2005	53.8	6.1	12.4	72.3
Charge for the period	6.1	0.3	0.4	6.8
Utilizations	(2.1)	(1.1)	(1.1)	(4.3)
Releases	(6.1)	(0.1)	(0.3)	(6.5)
Transfers	(0.3)	0.8	0.2	0.7
Translation adjustment	2.4	0.1	0.9	3.4
Adjustment to discount rate	0.1	-	0.1	0.2
At June 30, 2005	53.9	6.1	12.6	72.6

in € million	At June 30, 2005	At December 31, 2004
Non-current	50.1	51.1
Current	22.5	21.2
	72.6	72.3

a) Provisions for contractual claims

Provisions for contractual claims include provisions for warranties and certain specific risks. At June 30, 2005, provisions for contractual claims break down as follows:

in € million	At June 30, 2005
Provisions for warranties	44.8
Provisions for penalties	0.8
Provisions for litigation (*)	2.0
Provisions for losses on long-term contracts	0.1
Other provisions (**)	6.2
	53.9

(*) The Company believes that no litigation, taken individually, is material.
(**) Mainly comprises provisions for end-of-life battery recycling costs.

At June 30, 2005, provisions for contractual claims in the IBG division included:

- a €9.9 million provision relating to Ni-Cd batteries for electric vehicles;
- a €4.0 million provision for end-of-life recycling costs for batteries returned to Saft;
- a €0.8m provision for a warranty relating to the BESS contract in Alaska.

At June 30, 2005, provisions for contractual claims in the SBG division related mainly to:

- warranties given to the US government on batteries used in military applications (€6.9 million);
- customers of Tadiran Batteries Ltd in Israel (€3.2 million).

b) Provisions for restructuring

At June 30, 2005, restructuring provisions mainly related to:

- Friwo (€3.0 million), acquired in 2003, which has undergone a restructuring plan involving the partial discontinuation of its activities, the closure of the Duisburg production site, and the relocation of its retained activities to a site near Frankfurt; and
- battery recycling costs in respect of a Brazilian business sold in 2001.

c) Other provisions

At June 30, 2005, other provisions included €8.2 million for decontamination costs at the Valdosta site in the United States and €3.6 million for long-service awards in France.

Note 23 Trade and other payables

This item breaks down as follows:

in € million	At June 30, 2005	At December 31, 2004
Trade payables	70.7	70.2
Prepayments received on long-term contracts	6.7	6.3
Accrued expenses and other liabilities	14.5	11.1
Tax liabilities (other than income taxes) and employee-related liabilities	32.4	39.0
Other prepayments received from customers	5.9	5.1
Other liabilities	1.5	1.6
	131.7	133.3

Note 24 Expenses by type

The table below gives a breakdown of depreciation, amortization, impairment, personnel costs and other items charged in arriving at net income from operations:

in € million	Six months ended June 30, 2005	Six months ended June 30, 2004
Depreciation, amortization and impairment	(13.7)	(12.4)
Salaries and social security charges	(81.5)	(84.7)
Pension costs	(1.0)	(1.0)
Transaction expenses	(6.3)	(4.1)
Other items	(151.8)	(169.0)
	(254.3)	(271.2)

"Other items" mainly comprise the purchase cost of raw materials, and selling expenses (freight, packaging and sales commission).

The items shown in the table above are allocated to the following lines in the income statement:

in € million	Six months ended June 30, 2005	Six months ended June 30, 2004
Cost of sales	(202.5)	(221.9)
Distribution and selling expenses	(16.2)	(17.2)
Administrative expenses	(19.6)	(20.2)
Transaction expenses	(6.3)	(4.1)
Research expenses	(2.9)	(2.0)
Development expenses	(6.6)	(5.8)
Restructuring expenses	(0.3)	(0.9)
Other operating income/expenses	0.1	0.9
	(254.3)	(271.2)

The €4.1 million transaction expenses recognized in the six months ended June 30, 2004 relate to the acquisition of Saft by the Doughty Hanson Funds. The figure of €6.3 million for the six months ended June 30, 2005 relates to the initial public offering, and has been recognized inclusive of VAT pending clarification on the treatment of the VAT.

Note 25 Restructuring expenses

Restructuring expenses for the period break down as follows:

in € million	Six months ended June 30, 2005	Six months ended June 30, 2004
Restructuring: Germany	-	(0.7)
Restructuring: France	(0.1)	(0.2)
Provision for recycling costs in Brazil	(0.2)	-
	(0.3)	(0.9)

Note 26 Other operating income/expenses

This item comprises:

in € million	Six months ended June 30, 2005	Six months ended June 30, 2004
Gains on disposals of non-current assets	-	1.0
Other	0.3	-
Other income	**0.3**	**1.0**
Losses on disposals of non-current assets	-	-
Other	(0.2)	(0.1)
Other expenses	**(0.2)**	**(0.1)**
	0.1	0.9

Note 27 Financial income/expenses

Net financial expense breaks down as follows:

in € million	Six months ended June 30, 2005	Six months ended June 30, 2004
Interest expense		
- bank loans	(18.5)	(9.9)
- loans from Saft Luxembourg	-	(7.5)
- discounting of provisions for liabilities and charges	(0.7)	(0.3)
- other	(0.1)	(2.4)
Financial income		
- Saft Beta	1.7	-
- other	0.0	0.3
Foreign exchange gains/(losses)	(8.7)	1.8
Fair value remeasurement of financial instruments	0.1	-
	(26.2)	**(18.0)**

Financial expenses for the six months ended June 30, 2005 include a foreign exchange loss of €8.7 million arising from translation differences on bank debt denominated in currencies other than the entity's functional currency, compared with a foreign exchange gain of €1.8 million in the six months ended June 30, 2004.

Note 28 Earnings per share

Earnings per share for the six months ended June 30, 2005 is calculated on the basis of the actual number of Saft Groupe S.A. shares in issue as of that date (18,514,086), including all shares issued during the period in connection with the reorganization and the initial public offering (including the offer reserved for employees). Earnings per share for the six months ended June 30, 2004 was calculated on the same basis, using the number of Saft Groupe S.A. shares in issue at June 30, 2005.

There were no potentially dilutive equity instruments at June 30, 2004 or June 30, 2005 (see also note 35).

Note 29 Cash flow from operations

Cash flow generated by operating activities:

in € million	Six months ended June 30, 2005	Six months ended June 30, 2004
Profit for the period	5,2	3,2
Ajustments for :		
- Tax (note 20)	8,4	11,9
- Intangible assets amortization (note 9)	5,3	4,9
- Fixed assets depreciation (note 7)	8,4	7,3
- Employee shares offering	0,3	-
- Financial income / expenses (note 27)	17,5	19,8
- (Gain) / Loss on foreign exchange (note 27)	8,7	(1,8)
- R&D Grants	-	(0,3)
- Leasing	(0,1)	-
- Net movements in provisions	(3,2)	(0,4)
- Net (gain) / loss on disposal of non-current assets	-	(1,0)
Current income tax to be paid	(10,3)	(3,7)
Interest to be paid	(8,3)	(9,1)
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)		
- inventories	8,7	8,0
- trade and other receivables	(9,2)	(19,1)
- trade and other payables	2,2	16,0
Cash generated from operations	33,6	35,7

Note 30 Investments in joint undertakings

The Group holds a 50% interest in the capital of ASB, a joint subsidiary with EADS, and an indirect 50% interest in the capital of MSB, a company 100% owned by ASB. The ASB sub-group is consolidated using the proportionate method, at a rate of 50%.

The Group's share of the balance sheets of ASB and MSB is as follows:

in € million	At June 30, 2005		At December 31, 2004	
	ASB	MSB	ASB	MSB
Non-current assets	2.0	0.4	1.6	0.5
Current assets	7.1	2.1	7.1	1.9
	9.1	2.5	8.7	2.4
Non-current liabilities	0.7	0.1	0.8	0.1
Current liabilities	2.8	1.1	2.9	1.0
	3.5	1.2	3.7	1.1
Net assets	5.6	1.3	5.0	1.3

The Group's share of the income statements of ASB and MSB is as follows:

in € million Six months ended	June 30, 2005		June 30, 2004
	ASB	MSB	ASB and MSB
Revenues	2.9	1.5	5.0
Cost of sales	(2.3)	(1.3)	(3.4)
Administrative and selling expenses	(0.5)	(0.2)	(0.8)
Financial income/expense	0.1	-	0.1
Income taxes	-	-	(0.4)
Net income for the period	0.2	0.0	0.5

Note 31 Contractual obligations and off balance sheet commitments

Off balance sheet commitments are summarized in the table below:

in € million	At June 30, 2005	At December 31, 2004
Tender guarantees	0.3	0.2
Customer prepayment guarantees	2.8	2.6
Contract guarantees	10.2	9.3
Unmatured discounted bills & similar items	-	-
Other commitments	4.1	6.9
Sub-total – commitments given	**17.4**	**19.0**

a) Guarantees

Saft has given various guarantees to customers concerning the execution of contracts awarded to the Group (performance bonds, customer prepayment guarantees, refunds, etc.). The total amount of such commitments at June 30, 2005 was €17.4 million. This represents the maximum potential amount (undiscounted) that the Group could be required to pay under these guarantees, and has not been reduced by any sums that the Group might be able to recover through legal proceedings or via counter-guarantees received, the amount of which stood at €0.7 million as of June 30, 2005.

b) Debt and advances secured by collateral

Shares and other assets held by various legal entities in the Group have been pledged as collateral to the banks providing senior debt financing.

The following Group companies have pledged assets as collateral: Saft Finance Sarl, Saft Ferak AS, Saft Acquisition SAS, Saft S.A., Unicontal S.A., Saft Sweden AB, Saft AB, KB Fastjung 9, Alcad AB, Tadiran Batteries Ltd, Saft US 2003, Inc., Saft America, Inc., Saft Federal Systems, Inc., Florida Substrate Inc. and Eternacell, Inc.

Saft has pledged no other assets as collateral, and does not use discounting of bills or receivables as a source of financing.

c) Other commitments

in € million	At June 30, 2005	At December 31, 2004
Unconditional purchase obligations	4.3	4.8
Obligations to purchase property, plant and equipment	0.5	0.6
Sub-total – Purchase commitments	**4.8**	**5.4**
Commitment in respect of trade receivables assigned without recourse	-	-
Other commitments	-	-
Total – Other commitments	**4.8**	**5.4**

John Searle, President of the Management Board, is entitled to severance pay equal to 18 months' salary, unless his contract of employment is terminated by Saft S.A. as a result of gross or serious misconduct.

Note 32 Transactions with related parties

The operating entities of the Group are indirectly owned by the following companies: Doughty Hanson & Co IV Nominees One Limited, Doughty Hanson & Co IV Nominees Two Limited, Doughty Hanson & Co IV Nominees Three Limited, Doughty Hanson & Co IV Nominees Four Limited, Officers Nominees Limited, HVB-Offene Unternehmensbeteiligungs-AG, and Saft Operational Investment Sarl. The Group has no commercial relations with any of these companies.

As of June 30, 2004, Saft Luxembourg had granted two loans totaling €108.5 million to:

- Saft Finance Luxembourg (€103.5 million, bearing interest at 15%);
- Saft Acquisition (€5.0 million, bearing interest at 8%).

These loans were repaid in December 2004.

As part of the asset transfer related to the reorganization, Saft Groupe S.A. assumed a liability owed by Saft Finance Sarl to Saft Beta Sarl. The total amount of this debt (principal plus accrued interest) on the date of the approval of the asset transfer by the general meeting of Saft Groupe S.A. shareholders (June 29, 2005) was €59,125,614.03. This debt, which bore interest at 7.504%, was repaid on July 5, 2005; the amount repaid was €59,184,656.13.

Note 33 Litigation

All litigation identified during the period ended June 30, 2005 has been provided for based on the Company's estimate of the outflow of resources necessary to settle any resulting obligation.

Note 34 Post balance sheet events

On July 5, 2005, the Group refinanced its bank debt and the debt owed to Saft Beta Sarl using a combination of available cash and the proceeds of the share issue (net of issue costs). Following this refinancing, euro-denominated bank debt stands at €167 million and US dollar-denominated bank debt at €270 million, with the first repayments due in January 2008. The debt owed to Saft Beta, a shareholder of Saft Groupe S.A., was repaid in full.

As a result of this latest refinancing, the €9.8 million of arrangement fees capitalized at the time of the previous refinancing in December 2004 (net book value of €9.0 million as of June 30, 2005) will be written off in full in the income statement during the second half of the year ending December 31, 2005, as will the prepayment penalties of €2.3 million related to the debt contracted in December 2004.

In accordance with the contractual terms of the senior debt and the mezzanine debt, a new interest rate swap was contracted to take effect on July 22, 2005, and the existing swap contract was closed out.

Under the terms of the new swap contract, at least 50% of the total amount borrowed has been converted to fixed rate. The swap gives a fixed rate of 2.295% per year on euro-denominated debt of €51.8 million, and of 3.95% per year on US dollar-denominated debt of €250 million, and expires on July 5, 2007.

Note 35 Stock option plans

No stock option plans were open as of December 31, 2004 or June 30, 2005.

In July 2005, following the initial public offering, the Group opened a stock purchase option plan for certain employees, which qualifies as an equity-settled plan under IFRS 2. The exercise price under this plan is the same as the initial public offering price in the case of the 421,900 options granted at the Management Board meeting of June 29, 2005, and €30.5 in the case of the 34,500 options granted by the Management Board meeting of September 28, 2005.

The main features of the plan are as follows:

Number of options granted	421,900
Exercise price	€26
Vesting period	4 years
Exercise period	10 years

Number of options granted	34,500
Exercise price	€30.5
Vesting period	4 years
Exercise period	10 years

Under IFRS 2, the fair value of these options will be expensed in the income statement and credited to reserves over the vesting period from July 1, 2005. The estimated present value of the plan is €4.8 million.

STATUTORY AUDITORS' REVIEW REPORT

STATUTORY AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

This is a free translation into English of the Statutory Auditors' review report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

SAFT GROUPE S.A.
12, rue Sadi Carnot
93170 BAGNOLET

To the shareholders,

In our capacity as Statutory Auditors and as required by article L. 232-7 of the French Commercial Code (*Code de commerce*), we have performed a limited review of the accompanying interim consolidated financial statements of Saft Groupe S.A. for the period from January 1 to June 30, 2005, and performed specific verification of the information contained in the interim management report.

These interim consolidated financial statements are the responsibility of the Management Board. Our responsibility, based on our limited review, is to report our conclusions on these interim consolidated financial statements.

As part of the conversion to International Financial Reporting Standards (IFRS) endorsed by the European Union for the preparation of 2005 consolidated financial statements, the interim consolidated financial statements have been prepared for the first time in accordance with IFRS. For comparative purposes, these interim consolidated financial statements include data for fiscal year 2004 and first-half 2004 restated in accordance with these standards, with the exception of IAS 32 and IAS 39, which are applied with effect from January 1, 2005, as permitted by IFRS 1.

We conducted our limited review in accordance with the professional standards applicable in France. Those standards require that we perform limited procedures to obtain assurance, below the level resulting from an audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards applicable in France.

Based on our limited review, no material errors have come to our attention causing us to believe that the accompanying interim consolidated financial statements do not provide a true and fair view of the Group's interim results of operations and its assets, liabilities, and financial position at June 30, 2005, in accordance with the International Financial Reporting Standards endorsed by the European Union.

Without qualifying our conclusion, we draw your attention to Note 2.1 to the interim consolidated financial statements which explains why the comparative information which will be presented in the consolidated financial statements for the year ending December 31, 2005 and in the 2006 interim consolidated financial statements may differ from the information included in the accompanying interim consolidated financial statements.

In accordance with the professional standards applicable in France, we have also examined the information contained in the interim report accompanying the interim consolidated financial statements that were the subject of our limited review.

We have no matters to report concerning the fairness of the information given in this report and its consistency with the interim consolidated financial statements.

Neuilly-sur-Seine, 25 October 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	Moorestephens SYC SYC SA
Bruno Tesnière	Serge Yablonsky

SAFT GROUPE SA
INTERIM FINANCIAL STATEMENTS
30 JUNE 2005

Saft Groupe SA

Interim Financial Statements at June 30, 2005

The legal entity Saft Groupe SA was only formed in March 2005 and had no operational activities in the period to 30 June 2005. The company's result for the period to 30 June 2005 mainly comprises part of the IPO costs.

In € million	Six months ended	June 30, 2005	June 30, 2004
Sales		-	N/A
Net income		(7.0)	N/A